SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(D)(1) Or Section 13(E)(1)

Of The Securities Exchange Act Of 1934

SangStat Medical Corporation

(Name Of Subject Company (Issuer))

Genzyme Corporation

Swift Starboard Corporation

 (Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

801003104

(CUSIP Number of Class of Securities)

Peter Wirth

Genzyme Corporation

One Kendall Square

Cambridge, MA  02139

Telephone:  (617) 252-7500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts  02110

Telephone:  (617) 951-7000

☐                        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒        third-party tender offer subject to Rule 14d-1.

☐        issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

                This Amendment No. 1 on Schedule TO/A amends and supplements the Tender Offer Statement on Schedule TO filed initially with the Securities and Exchange commission on August 13, 2003 by Genzyme Corporation and Swift Starboard Corporation (the “Tender Offer Statement”).  The Tender Offer Statement relates to a tender offer by Swift Starboard Corporation to purchase all the outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights, of SangStat Medical Corporation (the “Company”) at a purchase price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2003 and in the related Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

ITEM 12.  EXHIBITS.

                The Exhibit Index is amended and supplemented to add the following exhibit:

(a)(13)                                                              Slide presentation regarding the Company’s research and development programs.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION

Dated: August 14, 2003	By:	/s/ G. JAN VAN HEEK
Name: G. Jan van Heek
Title: Executive Vice President

SWIFT STARBOARD CORPORATION

Dated: August 14, 2003	By:	/s/ G. JAN VAN HEEK
Name: G. Jan van Heek
Title: President

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EXHIBIT INDEX

(a)(13)                     Slide presentation regarding the Company’s research and development programs.